

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2020

Thiago dos Santos Piau
Chief Executive Officer
StoneCo Ltd.
4th Floor, Harbour Place
103 South Church Street, P.O. Box 10240
Grand Cayman, KY1-1002, Cayman Islands

> **Re: StoneCo Ltd.**
> **Registration Statement on Form F-4**
> **Filed September 2, 2020**
> **File No. 333-248562**

Dear Mr. Piau:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Technology

cc:   Byron B. Rooney, Esq.